Exhibit 4.4

Joint Venture Agreement

This Joint Venture Agreement (this “Agreement”) is made this 23th day of February, 2005 by and among:

Nippon Electric Glass Co., Ltd., a corporation (kabushiki kaisha) duly organized and existing under the laws of Japan, having its head office at 7-1, Seiran 2-Chome, Otsu, Shiga, Japan (“NEG”);

LG. Philips LCD Co., Ltd., a corporation (chusik hoesa) duly organized and existing under the laws of the Republic of Korea (“Korea”), having its principal office at 20, Yeoido-dong, Youngdungpo-ku, Seoul, Korea (“LPL”); and

Paju Electric Glass Co., Ltd., a corporation (chusik hoesa) duly organized and existing under the laws of the Republic of Korea (“Korea”), having its principal office at 1007, Dokeun-ri, Wolong-myon, Paju-si, Korea (the “JVC”).

(NEG, LPL and the JVC are hereinafter from time to time collectively referred to as the “Parties” and individually as a “Party”)

WITNESSETH:

WHEREAS, NEG and LPL desire to own and manage a joint venture company in Korea to engage in the business of after-processing of material glass sheets of substrate glass for TFT-type LCDs (“LCD Glass”) and sales, distribution and service thereof in Korea, and other legitimate business purposes agreed upon by the Parties;

WHEREAS, the JVC has been first established by NEG as its wholly-owned subsidiary on January 3, 2005 having issued and outstanding 100,000 shares with a par value of 10,000 Won and with the aggregate paid in capital amount of 1,000,000,000 Won;

WHEREAS, LPL will subscribe to new shares issued by the JVC in an amount necessary to own forty percent (40%) of the entire issued share capital and voting rights of the JVC;

WHEREAS, the JVC will be reformed into a joint venture between NEG and LPL; and

WHEREAS, NEG, LPL and the JVC desire to set forth the terms and conditions regarding the subscription of new shares issued by the JVC and the management of the JVC.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Parties hereby agree as follows:

Article 1. Definitions

The terms defined in this Article shall have the following meaning ascribed to them whenever they are used in this Agreement, unless otherwise clearly indicated by the context:

1.1	“Affiliate of LPL” shall mean any company, thirty percent (30%) or more of voting stock of which is individually or collectively, directly or indirectly, owned by LPL.

1.2	“Agreement” shall mean this Joint Venture Agreement, including all exhibits and schedules hereto, as the same may hereafter be amended, modified or supplemented from time to time as set forth herein.

1.3	“Articles of Incorporation” shall mean the Articles of Incorporation of the JVC.

1.4	“Board of Directors” shall mean the Board of Directors of the JVC.

1.5	“Business Plan” shall be a five-year business plan of the JVC (including any amendments thereto) to be mutually agreed upon by the Parties as of the Effective Date.

1.6	“Closing” shall mean completion of the subscription of JVC shares by LPL under Article 5

1.7	“Closing Date” shall mean the date on which the Closing takes place.

1.8	“Cut-off Date” shall have the meaning described in Article 3.3.1.

1.9	“Deadlock” shall mean a situation in which:

(a)	a resolution on any of the matters stipulated in Article 10.4 has been proposed at a General Meeting of the Shareholders or at a meeting of the Board of Directors;

(b)	the said resolution has not been approved at such meeting because of lack of the necessary votes due to objection by NEG or LPL or a board member nominated by NEG or LPL, as applicable; and

(c)	the said resolution has not been withdrawn by the proposer (the proposer having expressed an intention to propose the same resolution at the next meeting of the Board of Directors or the next General Meeting of Shareholders, as applicable) and such matter is not approved at a General Meeting of the Shareholders or at a meeting of the Board of Directors within 45 days of the first meeting of the Board of Directors or the General Meeting of Shareholders at which it was proposed.

1.10	“Director” shall mean the director of the JVC.

1.11	“Effective Date” shall be the date of execution hereof or the date on which all Government Approvals of this Agreement, as defined in Article 1.14, are issued, if necessary, whichever comes later.

1.12	“Equipment Purchasing Transaction” shall mean a transaction under which the JVC shall purchase the equipment as described in Exhibit D for the supply of the Products to LPL.

1.13	“Fair Market Value” shall mean the fair market value of the JVC’s shares determined based on the net equity value of the JVC by an independent appraiser (“Independent Appraiser”) acceptable to NEG and LPL which shall be agreed to by NEG and LPL within 15 days after the delivery of the relevant Option Notice under Article 15 or notice of exercising the rights under Article 17.2 or Article 17.3 hereof, as the case may be. If the Parties cannot agree to the Independent Appraiser, the chairman of the Korean Institute of Certified Public Accountants shall determine the Independent Appraiser. The Independent Appraiser shall be directed to determine the Fair Market Value within 30 days after its engagement.

1.14	“General Meeting of Shareholders” shall mean a General Meeting of Shareholders of the JVC.

1.15	“Government Approvals of this Agreement” shall mean the approval by the governmental authorities of the application for foreign investment made by NEG pursuant to the Foreign Investment Promotion Act and of this Agreement under the Monopoly Regulation and Fair Trade Act (including the pre-Closing informal antitrust clearance by LPL under the Monopoly Regulation and Fair Trade Act, if applicable), and, if applicable, the Foreign Exchange Transaction Act. Whenever any Government Approval of this Agreement, as defined above, is used, it shall be read and understood to mean a government approval in form and substance acceptable to the Parties.

1.16	“LG Related Company” shall mean any and all related companies within the LG Business Group (in Korean “ki-up-jip-dan”) under the Monopoly Regulation and Fair Trade Law of Korea. In the future, if the relevant provisions of the Monopoly Regulations and Fair Trade Law are amended or abolished, the “LG Related Company” shall be determined in accordance with the Monopoly Regulations and Fair Trade Law effective as of the date hereof.

1.17	“Lien” shall mean any lien, pledge, mortgage, security interest, assessment, charge or other encumbrance.

1.18	“Person” shall mean any individual, partnership, corporation, trust or other entity, or any government or political subdivision, or any agency, department or instrumentality thereof.

1.19	“Product(s)” shall mean LCD Glass manufactured or after-processed by the JVC.

1.20	“Related Agreements” shall mean the Technical Assistance and License Agreement and Material Glass Supply Agreement.

1.21	“Subsidiary” shall mean an entity controlled by, or under common control with, a Party to the Agreement, through ownership or control of 50% or greater of the voting power of the shares or other means of ownership or control, for as long as such ownership or control continues to exist.

1.22	“Shareholder” shall mean the shareholder of the JVC.

Article 2. Formation, Purposes and Duration

2.1	Formation.

(a)	The purpose of this Agreement is to provide for the ownership and operation by the Parties of the JVC, which will be a Korean joint stock company (chusik hoesa).

(b)	NEG represents and warrants to LPL as of the Effective Date and the Closing Date that it has established the JVC as its wholly owned subsidiary in full compliance with all applicable Korean laws with the share capital of 1,000,000,000 Korean Won.

(c)	As soon as practically possible after the receipt of all Government Approvals of this Agreement, LPL shall subscribe to new shares issued by the JVC at par value in an amount necessary to own forty percent (40%) of the entire issued share capital and voting rights of the JVC. NEG shall waive its pre-emptive rights and take other actions necessary to allow and assist LPL achieve forty percent (40%) ownership in the JVC.

2.2	Name. The name of the JVC shall be “Paju Electric Glass Co., Ltd.” which shall be expressed in Korean as and in Japanese . The business of the JVC shall be conducted solely under such name and all assets of the JVC shall be held under such name, except as provided otherwise in this Agreement.

2.3	Purposes and Business. The purpose and business of the JVC shall be to engage in the following business activities:

(a)	To conduct after-processing of material glass sheets of the LCD Glass;

(b)	To sell and distribute the Products;

(c)	To provide service, including after-sales service to the JVC’s customers of the Products; and

(d)	Other activities incidental to and in furtherance of the foregoing objective.

Based on the business scope above, other business activities may be carried out by the JVC only by mutual agreement of the Parties in writing.

2.4	Place of Business. The principal office and place of business of the JVC shall be located at Paju, Korea, or at such other place as the Board of Directors of the JVC decides.

2.5	Term. The term of this Agreement shall commence on the Effective Date and continue perpetually, unless earlier the JVC is dissolved or this Agreement is terminated pursuant to the provisions of this Agreement, provisions of the Articles of Incorporation or applicable law.

2.6	Articles of Incorporation NEG shall ensure that the JVC shall have adopted prior to the Closing Date the Articles of Incorporation in form and substance identical to Exhibit A. The Articles of Incorporation shall be revised and amended from time to time, as may be required, to ensure that they at all times shall conform with the terms and conditions of this Agreement.

Article 3. Representations and Warranties

3.1	Representations and Warranties of LPL. As of the Effective Date and the Closing Date, LPL hereby represents and warrants, except as set forth in Schedule 1.1, to NEG as follows, with full knowledge that NEG is acting in reliance thereon in executing this Agreement:

(a)	Organization: LPL is duly organized and validly existing under the laws of Korea, with full corporate power and authority to conduct its business as it is now being conducted.

(b)	Authority: LPL has the full legal right and requisite power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under this Agreement and to consummate the transactions contemplated herein.

(c)	Conflicts: The execution and delivery of this Agreement by LPL do not, and the performance and consummation by LPL of any of the transactions contemplated herein will not directly or indirectly (i) violate, conflict with, or result in the breach of, any provision of the articles of incorporation or by-laws of LPL; (ii) violate, conflict with, result in the breach or termination of, or otherwise modify the terms under any agreement, contract, undertaking or obligation to which LPL is a party or is subject; or (iii) constitute a violation of any law, decree or regulation applicable to LPL.

(d)	Litigation: There are no civil, criminal, administrative actions, audits, suits, claims, arbitrations, litigations, or other proceedings of any kind or nature pending or threatened, against or affecting LPL that are reasonably likely to question or interfere with this Agreement and the transactions contemplated herein.

3.2	Representations and Warranties of NEG. As of the Effective Date and the Closing Date, NEG hereby represents and warrants, except as set forth in Schedule 1.2, to LPL as follows, with full knowledge that LPL is acting in reliance thereon in executing this Agreement pursuant hereto:

(a)	Organization: NEG is duly organized, validly existing under the laws of Japan, with full corporate power and authority to conduct its business as it is now being conducted.

(b)	Authority: NEG has the full legal right and requisite power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under this Agreement and to consummate the transactions contemplated herein.

(c)	Conflicts: The execution and delivery of this Agreement by NEG does not, and the performance and consummation by NEG of any of the transactions contemplated herein will not directly or indirectly (i) violate, conflict with, or result in the breach of, any provision of the articles of association of NEG; (ii) violate, conflict with, result in the breach or termination of, or otherwise modify the terms under any agreement, contract, undertaking or obligation to which NEG is a party or is subject; or (iii) constitute a violation of any law, decree or regulation applicable to NEG.

(d)	Litigation: There are no civil, criminal, administrative actions, audits, suits, claims, arbitrations, litigations, or other proceedings of any kind or nature pending or threatened, against or affecting NEG that is reasonably likely to question or interfere with this Agreement and the transactions contemplated herein.

3.3	Additional Representations and Warranties of NEG

As of the Effective Date and Closing Date, except to the extent set forth in Schedule 1.3-I attached hereto or Schedule 1.3-II to be delivered by NEG to LPL prior to the Closing Date, NEG, as the sole shareholder of the JVC, represents and warrants, as follows:

3.3.1	There has not been since January 3, 2005 (the “Cut-Off Date”):

(a)	Any damage, destruction, loss or forfeiture (whether or not covered by insurance) which has had a material adverse effect on the JVC’s properties, assets, results of operations or financial condition of the JVC;

(b)	Any material contractual commitment by the JVC to any third party, other than as expressly provided in this Agreement or arising in the ordinary course of JVC’s business with prior consultation with LPL;

(c)	Any waiver or surrender by the JVC of any material right or property;

(d)	Any material change in the manner in which the JVC acquires inventory or distributes or sells products and services;

(e)	Any change in any accounting procedures or practices used by the JVC, exclusive of changes required by generally accepted accounting or auditing principles or standards;

(f)	Any oral or written notice received by the JVC from any of its material suppliers or material customers regarding any intention of such supplier or customer to curtail or terminate its relationship with NEG or the JVC;

(g)	Any material change occurring with respect to the JVC’s properties, assets, results of operations or financial condition; and

(h)	Any material liabilities of any kind whatsoever, whether absolute or contingent or threatened and whether or not currently determinable, other than liabilities incurred by the JVC in the ordinary course of business since the date of the incorporation of the JVC.

3.3.2	The total authorized shares of the JVC as of the Closing Date consists of 3,600,000 shares of common stock, par value KW 10,000 per share, of which 100,000 shares have been validly issued and fully paid-up.

3.3.3	The JVC is carrying out its business in compliance with all applicable laws.

3.3.4	The JVC will apply for or procure necessary permits, licenses and insurance necessary for the then current operation of the JVC, as required under Korean law.

3.3.5	NEG and the JVC have in good faith provided all material information to LPL and its professional advisors in connection with the operation of the JVC.

4. Covenants

4.1	Covenants of LPL. LPL hereby covenants as follows:

(a)	Government Approval: LPL shall use its best efforts to assist NEG in obtaining the Government Approvals of this Agreement.

(b)	Purchase of the Products: LPL shall use its best efforts to assist the JVC and provide reasonable support to the JVC so that the JVC makes reasonable profit through purchasing the Products from the JVC.

4.2	Covenants of NEG. NEG hereby covenants as follows:

(a)	Government Approval: With the assistance of LPL, NEG shall use its best efforts to obtain the Government Approvals of this Agreement as soon as possible after execution of this Agreement; provided that NEG and LPL shall jointly use their best efforts to obtain the Governmental Approval of this Agreement under the Monopoly Regulation and Fair Trade Act, if applicable.

(b)	Technical Assistance: After the incorporation of the JVC, NEG shall license its intellectual properties and provide its own technologies and technical assistance to the JVC in order for the JVC to operate its business contemplated hereunder in accordance with the terms and conditions as agreed by NEG and the JVC. Principal terms and conditions of the Technical Assistance and License Agreement to be executed by NEG and the JVC are set forth in Exhibit B.

(c)	Supply the material glass: NEG shall supply the material glass sheets for the Products at a fair price in accordance with a Material Glass Supply Agreement, and shall provide reasonable support to the JVC so that the JVC makes reasonable profit through supplying the material glass sheets to the JVC. The detailed terms and conditions of a Material Glass Supply Agreement for the supply of the material glass (including quality assurance) to be executed by NEG and the JVC are as set forth in Exhibit C.

(d)	Conduct of NEG Pending Issuance of Shares to LPL: From the Effective Date to the Closing Date, NEG shall operate the JVC only in the usual and ordinary course, and without limiting the generality of the foregoing, shall not, without the prior written consent of LPL which consent shall not be unreasonably withheld, take any of the following actions: (i) assume any Lien, or agree to do so, with respect to the assets of the JVC; (ii) make capital expenditures or enter into commitments for capital expenditures; (iii) purchase or commit to purchase goods or services other than (x) entering into the Equipment Purchasing Transaction or (y) as necessary to maintain the usual and ordinary course of business; (iv) pay any bonus, incentive or other extraordinary compensation to any employee; or (v) take or omit to take any action the effect of which act or omission would render inaccurate any of NEG’s representations and warranties set forth herein.

(e)	Access Pending Closing Date: From the Effective Date to the Closing Date, NEG shall allow LPL and its accountants, shareholders, officers, directors and other representatives to have the right of full and complete access to the JVC’s books, records, offices and other facilities, during normal business hours with NEG’s consent, which consent shall not be unreasonably withheld, and shall reasonably cooperate with LPL in its efforts to contact any third party vendor, customer, supplier or other entity which has a business relationship with the JVC, for the purpose of making such investigation of JVC’s financial condition and operations as LPL may reasonably deem necessary.

Article 5. Capital Contribution and Registration of Shares

5.1	The obligation of LPL to subscribe new shares issued by the JVC as contemplated hereby is subject to the satisfaction of the following conditions:

(a)	Accuracy of Representations and Warranties: Each of the representations and warranties of NEG contained herein shall be true, correct, and complete in all material respect as of the Closing Date.

(b)	Covenants: NEG shall have been in full compliance with each of its covenants and obligations hereunder.

(c)	Government Approvals: All the necessary Government Approvals of this Agreement shall have been obtained.

(d)	Corporate Approval: All the necessary corporate approvals of the Parties for this Agreement and the consummation of the transactions contemplated hereunder shall have been obtained.

(e)	Execution of Certain Agreements: All of the Related Agreements shall have been executed by the Parties thereto.

5.2	The obligation of NEG to ensure that the issuance of new shares of the JVC to LPL as contemplated hereby is subject to the satisfaction of the following conditions:

(a)	Accuracy of Representations and Warranties: Each of the representations and warranties of LPL contained herein shall be true, correct and complete in all material respect as of the Closing Date.

(b)	Covenants: LPL shall have been in full compliance with each of its covenants and obligations hereunder.

(c)	Government Approvals: All the Government Approvals of this Agreement shall have been obtained.

(d)	Corporate Approval: All the necessary corporate approvals of the Parties for this Agreement and the consummation of the transactions contemplated hereunder shall have been obtained.

(e)	Execution of Certain Agreements: All of the Related Agreements shall have been executed by the parities thereto.

5.3	On the Closing Date, subject to satisfaction of all the conditions described in Sections 5.1 and 5.2, LPL shall pay the first installment of 666,660,000 Korean won (total aggregate installment amount shall be 14,400,000,000 Korean won in accordance with the schedule to be agreed to by the Parties) to the JVC. As of the Closing Date, NEG shall ensure that JVC shall issue to LPL 66,666 new shares of voting common stock of the JVC with par value of 10,000 Korean Won per share. Further, the Parties shall ensure that JVC shall issue (i) total of 1,440,000 new shares to LPL, and (ii) total of 2,060,000 new shares to NEG in accordance with the schedule to be agreed to by the Parties.

5.4	Unless the Parties otherwise agree in writing or it is otherwise stipulated in this Agreement, each Party (together with such lawful transferees as are permitted herein) shall hold the following proportion of the voting common shares of the JVC:

(a)	NEG: Sixty percent (60%)

(b)	LPL: Forty percent (40%)

The above ownership ratios may be changed only if the Parties agree so in writing.

5.5	Any shares issued by the JVC shall be common shares of one class and shall be registered in nominative form having a par value of ten thousand (10,000) Korean Won per share. Each share shall have one voting right.

5.6	Following the issuance of new shares to LPL, during the term of this Agreement, each share certificate issued by the JVC will bear the following words:

“Transfer of the shares of stock represented by this certificate is restricted subject to the provisions of the Korean Commercial Code, the Company’s Articles of Incorporation and the Joint Venture Agreement dated February 23, 2005, between Nippon Electric Glass Co., Ltd., LG. Philips LCD Co., Ltd. and the Company, a copy of which is on file at the principal office of the Company.”

Article 6. Transfer of Shares

6.1	Neither Party shall encumber the shares in the JVC or make them available as the object of other rights without the prior written consent of the other Party.

6.2	Neither Party shall sell, transfer, or otherwise dispose of its shares, in whole or in part, in the JVC to any third party without the prior written consent of the other Parties; provided, however, that each Party may transfer its shares of the JVC to its Subsidiary as defined in Article 1.21 subject to the prior consent of the other Party, which consent shall not be unreasonably withheld.

6.3 In the case of the transfer of the JVC’s shares by any Party (the “Transferor”) to its Subsidiary as defined in Article 1.21 (the “Transferee”), in advance of such transfer the Transferor shall make the Transferee to execute and deliver to the other shareholders in the JVC a written commitment agreeing that the Transferee shall perform all the obligations of the Transferor under this Agreement. If the Transferee ceases to be a Subsidiary of the Transferor, the Transferor shall buy back all shares in the JVC transferred to the Transferee.

Article 7. Issuance of New Shares

7.1	Unless otherwise agreed by the Parties, NEG and LPL shall subscribe for new shares of the JVC in proportion to the ratio of the Parties’ respective equity ownership in the JVC at the time of the issuance of such new shares during five (5) years after the date of LPL’s first acquisition of the JVC’s shares and so long as the issuance of such new shares is required for raising the funds within the Business Plan.

7.2	Except for the subscription of the new shares of the JVC under Article 7.1 above, the Parties hereto shall have pre-emptive rights in proportion to the number of shares held by each of them with respect to any new issuance of shares of the JVC.

7.3	If any Party does not wish to exercise its pre-emptive rights mentioned in Article 7.2 above in whole or in part, such Party shall notify the Board of Directors of such intention within 15 days from the day of the resolution of the Board of Directors to issue new shares. In this case, the other Party shall have the pre-emptive right to such un-subscribed new shares.

Article 8. Management and Organization

Subject to the approval of the Shareholders or Board of Directors where required by this Agreement, the Articles of Incorporation or applicable law, the overall management and control of the day-to-day business and affairs of the JVC in the ordinary course of the JVC’s business shall be vested in the Representative Director of the JVC, who shall have the sole right and authority to make decisions and take actions on behalf of the JVC in the ordinary course of the JVC’s day-to-day business and for proper JVC purposes, and in each case only as long as (i) such decisions made and actions taken are within the scope and limits of the JVC’s business scope and the then current business plan, and (ii) the Representative Director of the JVC acts in good faith and in a manner he/she reasonably believes to be in or not opposed to the best interests of the JVC.

Article 9. Meetings and Resolutions of Shareholders

9.1	The Board of Directors shall decide the time, place, and agenda for convening all General Meetings of Shareholders subject to the Articles of Incorporation and applicable requirements of Korean law.

9.2	An Ordinary General Meeting of Shareholders shall be held within three (3) months after the end of each fiscal year.

9.3	Extraordinary General Meetings of Shareholders may be held at any time in compliance with resolutions of the Board of Directors and applicable requirements of Korean law.

9.4	The quorum of the General Meeting of Shareholders shall be the attendance of a majority of all the issued and outstanding shares of the JVC.

9.5	Unless otherwise provided in this Agreement or Korean law, all actions and resolutions of the shareholders shall be adopted by the affirmative vote of more than fifty percent (50%) of the shares represented at the General Meeting of Shareholders.

9.6	All General Meetings of Shareholders shall be conducted in Japanese and Korean. All formal minutes of the General Meetings of Shareholders shall be prepared in English and certified translations of such minutes into Korean and Japanese will be provided to the Parties.

9.7	In case any of the matters listed in Article 10.4 is passed at a meeting of the Board of Directors but is subject to a resolution of a General Meeting of Shareholders under Korean Laws, the Parties shall cause a General Meeting of Shareholders to be convened as soon as practicable and cast their votes in favor of the resolution of the Board of Directors issued with respect to such matter.

Article 10. Board of Directors

10.1	The Parties will exercise their respective voting rights in the JVC and take such other steps as are necessary to ensure:

(a)	that the Board of Directors consists of three (3) members;

(b)	that of such three (3) members, two (2) shall be nominated by NEG and one (1) shall be nominated by LPL; and

(c)	that if either of NEG and LPL wishes to change its elected Director(s) with or without cause, the other Party will vote accordingly; provided, however, that if such dismissal is without cause, the Party proposing the dismissal shall indemnify and hold the JVC and the other Party harmless for any and all damages and other claims that may arise from such action.

10.2	If a position of Director of the JVC becomes vacant for any reason, the Parties hereto agree to cause their shares to be voted to elect as Director a person nominated by the Party who nominated the Director whose position is vacant.

10.3	Meetings of the Board of Directors may be called by the Representative Director when he or she deems the same to be necessary or advisable or when any Director so requests in accordance with the Articles of Incorporation. The quorum of a meeting of the Board of Directors shall be the attendance of a majority of all the Directors in office; provided that, at least one (1) Director nominated by LPL and one (1) Director nominated by NEG shall be present and that if at least one (1) Director nominated by LPL and one (1) Director nominated by NEG do not attend at a meeting of the Board of Directors (the “First Meeting”), another meeting of the Board of Directors may be held with the same agenda of the First Meeting during the period no earlier than two (2) weeks and no later than one (1) month after the First Meeting without attendance of at least one (1) Director nominated by LPL and one (1) Director nominated by NEG.

10.4	The Board of Directors shall have the power and authority to make all policy decisions in respect to all important business or management matters. Unless otherwise provided in this Agreement, all actions and resolutions of the Board of Directors shall be adopted by the affirmative vote of a majority of the Directors present at the meeting of the Board of Directors; provided, however, if each of NEG and LPL owns more than one third (1/3) of the issued and outstanding voting shares of the JVC, the following actions of the JVC shall not be taken by the JVC unless authorized by a unanimous resolution of the Board of all three (3) Directors in office.

(a)	Adoption or amendment of the annual budget and business plan excluding the purchase prices of material glass sheets for the Products and sale prices of the Products;

(b)	Any investment or series of investment not covered by an annual budget, which would result in the aggregate amount of investment during such fiscal year exceeding 1 billion Korean Won;

(c)	Issuance of new shares;

(d)	Issuance of bonds;

(e)	The provision of any loan (borrowing and lending), guarantee, series of loans or series of guarantees by the JVC not covered by an annual budget and for an amount exceeding 1 billion Korean Won;

(f)	The execution of an intellectual property right or know-how transfer agreement;

(g)	The execution of an important technology license agreement, including any agreements that provide for the payment or receipt of a license fee;

(h)	Decision of dividends;

(i)	Appointment of an auditing firm of the JVC;

(j)	Change of the business scope of the JVC specified in Article 2.3 hereof;

(k)	Adoption or amendment of the Articles of Incorporation; or

(l)	Any other matter subject to a special resolution of shareholders under the Korean Commercial Code.

10.5	All meetings of the Board of Directors shall be conducted in Japanese and Korean. All formal minutes of the meetings of the Board of Directors shall be prepared in English and certified translations of such minutes into Korean and Japanese will be provided to the Parties.

Article 11. Officers

11.1	The JVC shall have one (1) Representative Director/Chief Executive Officer and one (1) Vice President. The JVC may have the Chairman of the Board, and such other officers as the Board of Directors shall from time to time determine to be necessary or appropriate.

11.2	The Representative Director/Chief Executive Officer shall be elected by the Board of Directors from among the directors designated by NEG.

11.3	The Vice President shall be elected by the Board of Directors. A person nominated by LPL shall be elected as the Vice President.

11.4	The JVC shall have two (2) non-standing Statutory Auditors of the JVC. One will be designated by NEG, and the other will be designated by LPL.

Article 12. Compensation of Officers

12.1	In principle, only standing Directors (i.e., Directors serving in a management capacity) will be compensated; provided, however, that non-standing directors and/or the Statutory Auditor may be reimbursed for such travel and other expenses as may reasonably be incurred by them in the performance of their duties to the JVC.

12.2	Remuneration, salaries, bonuses, and other benefits of the full time standing directors, and Statutory Auditor of the JVC shall be reviewed and, if appropriate, adjusted annually by the shareholders at an ordinary General Meeting of Shareholders in consultation with the Board of Directors and in consideration of the general practice current in Korea.

Article 13. Accounting Policies

13.1	The type of records and accounting books which the JVC shall maintain shall reflect generally accepted accounting principles as defined and implemented under the direction of the accounting firm appointed as set forth below and shall also meet the requirements of applicable laws. The principal books and records of the JVC including, but not limited to, minute books and financial records shall be kept in Korean and Japanese.

13.2	NEG and LPL and their designated representatives will have full and complete access to the books and records of the JVC at any reasonable time for the purpose of inspection.

13.3	The fiscal year of the JVC shall begin on January 1st of each year and end on December 31st of the same year, except the first fiscal year of the JVC which shall begin on the date of incorporation and end on first December 31st occurring thereafter.

13.4	At least thirty (30) days prior to the beginning of each fiscal year, annual investment and budgets and an annual business plan for the next succeeding fiscal year will be prepared and submitted to and approved by the Board of Directors.

13.5	Within ninety (90) days after the end of each fiscal year, an annual audit of the JVC’s operations and financial records shall be conducted at the JVC’s expense by the certified public accountants to be appointed by mutual agreement of the Parties hereto. The certified financial statements shall be prepared in accordance with the generally accepted accounting principles of Korea and copies thereof shall be furnished to NEG and LPL promptly upon conclusion of such audit.

13.6	NEG and LPL shall cause that the JVC shall, on monthly, quarterly, semi-annually and annually basis, prepare its financial statements (e.g., sales report, profit and loss statement, etc.) in such form and substance requested by NEG and LPL, and shall furnish them to NEG and LPL.

Article 14. Additional Financing as Required by the JVC

14.1	The JVC shall be funded, if necessary, in the order of the priorities as set forth below:

(a)	First, the JVC’s internally generated profits.

(b)	Second, commercial debts raised on the basis of the asset base and credit standing of the JVC. If it is required for the JVC to obtain financing from banks or other financial institutions, the JVC shall obtain loans without any guarantee or comfort letter from either NEG or LPL. The interest rate of any loan to be obtained by the JVC shall not exceed: (i) CD Rate (which means a final rate announced by The Korean Securities Dealers Association (or any successor of such Association) on any business day for Won-denominated negotiable certificates of deposit issued on such business day for a term of 91 days), as of the date when such loan is executed, plus 3% per annum, or (ii) if the loan is made by other currency (US Dollars or Japanese Yen), 6 month LIBOR plus, as of the date when such loan is executed, 3% per annum.

(c)	Third, issuance of new shares.

In the event that the JVC cannot raise the funds during five (5) years after the Closing Date projected in the Business Plan either (i) through internally generated cash or (ii) through commercial debts in accordance with Article (b) above, NEG and LPL shall subscribe for new shares of the JVC in the amount of such funds in proportion to the ratio of the Parties’ respective equity ownership in the JVC at the time of the issuance of such new shares.

14.2	Raising funds after five (5) years or beyond the Business Plan.

If the JVC requires the funds after five (5) years from the Closing Date or beyond the total amounts projected in the Business Plan and the JVC cannot raise such funds by the JVC’s internally generated profits or by borrowing from banks or other financial institutions as stipulated in (b) above without any guarantee or comfort letter from NEG or LPL, the Parties shall discuss in good faith to determine how to finance such funds.

Article 15. Deadlock

15.1	In the event of a Deadlock, each Party shall within ten (10) days of such Deadlock having arisen, cause its nominees on the Board of Directors to prepare and circulate to the other Party a memorandum setting out its position on the matter in dispute and its reasons for adopting such position. Each such memorandum shall be considered by a committee (“Mediation Committee”) comprised of respective nominees of NEG and LPL which shall meet together within 30 days of receipt of the memoranda and use its reasonable endeavors to resolve the Deadlock.

15.2	If the members of the Mediation Committee referred reach unanimous agreement, the Mediation Committee shall issue a statement setting out the terms of such agreement and each Party shall exercise the voting rights and other powers of control available to it in relation to the JVC to procure that the terms of such agreement are implemented. If the Mediation Committee does not so agree within 60 days of referral of the matter to the Mediation Committee, the top management of NEG and LPL shall discuss the matter in dispute.

15.3	If the Mediation Committee does not so agree within 60 days after the referral of the matter to the Mediation Committee, and the top management of NEG and LPL cannot agree within 30 days after the above 60 day period, and if LPL wishes to dispose all shares in the JVC currently held by LPL, LPL shall be entitled to sell those shares to NEG at the Fair Market Value, without the right of set-off, and if NEG wishes to purchase all shares in the JVC currently held by LPL, NEG shall purchase those shares at either: (1) Fair Market Value plus 5% thereof; or (2) if the Fair Market Value is lower than the par value, then the Fair Market Value plus 15% thereof (but not higher than the par value plus 5%), (the above rights given to LPL and NEG being hereinafter called “Option” and the above shares which may be sold or purchased being hereinafter called “Option Shares”). The Option shall be exercised by either party (“Option Party”) serving on a written notice (“Option Notice”) of its wish to exercise the Option to the other party (“Non-Option Party”) within 30 days after failure by the top management of NEG and LPL to resolve the Deadlock within the above 30 days period.

15.4	Upon the determination of the Fair Market Value, the Non-Option Party shall within fifteen (15) days (i) agree to the Board of Directors or Shareholder resolution that is the subject of the Deadlock or withdraw the Board of Directors or Shareholder resolution that is the subject of the Deadlock, as the case may be, (and pay for all of the cost of determination of the Fair Market Value) or (ii) agree to the implementation of the Option. If the Non-Option Party accepts the implementation of the Option, the Option Party shall within fifteen (15) days (i) withdraw the Board of Directors or Shareholder resolution that is the subject of the Deadlock or agree to the Board of Directors or Shareholder resolution that is the subject of the Deadlock, as the case may be, (and pay for all of the cost of determination of the Fair Market Value) or (ii) proceed with the Option. If the Option Party decides to proceed with the Option, the Option Party shall give to the Non-Option Party written notice (the “Option Sale and Purchase Notice”), and upon such notice, the Non-Option Party shall immediately become bound to sell or buy, as the case may be, and the Option Party shall be bound to buy or sell, as the case may be, the Option Shares. The completion of the sale and purchase pursuant to an Option Notice shall take place no later than sixty (60) days after the date on which the Option Sale and Purchase Notice shall have been delivered; provided that if the purchasing party shall not be in a position to buy the shares due to laws and government regulations, the purchasing party shall have a right to designate a third party who may buy the shares.

Article 16. Term and Termination

16.1	This Agreement shall be terminable forthwith upon the sending of notice in writing upon the occurrence of one or more of the following events:

(a)	a resolution being passed to wind-up the JVC. In such event, the Parties shall endeavor to agree on a suitable basis for dealing with the JVC’s interests and assets;

(b)	by either Party, if the other Party shall commit a material breach of any of its representation, covenant or obligation under this Agreement, including without limitation breach of undertakings set forth in Article 21, which shall not be remedied within sixty (60) days from the giving of written notice requiring said breach to be remedied;

(c)	by either Party, if the other Party shall be or become incapable for a period of sixty (60) days of performing any of its said obligations under this Agreement because of Force Majeure as defined hereinafter; or

(d)	by either Party, if the other Party (“Embarrassed Party”) or its creditors or any other eligible party shall file for said Embarrassed Party’s liquidation, bankruptcy, reorganization, compulsory composition, or dissolution, unless a court of competent jurisdiction dismisses such filing or the filing is dismissed by the filing Party within 60 days following the date of filing, or if the creditors of the Embarrassed Party have taken over its management, or if the relevant financial institutions have suspended the Embarrassed Party’s clearing house privileges, or if any material or significant part of the Embarrassed Party’s undertaking, property, or assets shall be intervened in, expropriated, or confiscated by action of any government;

(e)	by either Party, if the other Party ceases to own at least twenty percent (20%) of the issued and outstanding voting shares of the JVC;

(f)	by LPL, if as a result of NEG’s material breach of Technical Assistance and License Agreement or Material Glass Supply Agreement, the JVC becomes difficult to carry out profitable operations.

(g)	by NEG, if it becomes difficult for the JVC to carry out profitable operations solely by the manufacture or after-processing of LCD Glass to be supplied to LPL.

(h)	by either Party, if the Closing has not occurred within sixty (60) days from date of this Agreement; provided, however, that the Parties may extend this period by mutual agreement.

(i)	by NEG, if any LG Related Company invests in, hold any shares of or engages in any business of the manufacture or “after-processing” of material glass sheets of LCD Glass or any company investing in, holding any shares of or engaging in such business becomes a LG Related Company, without prior consultation with NEG in accordance with Article 21.1 and consent of NEG, such consent shall not be unreasonably withheld by NEG, and if such LG Related Company’s activities cause materially adverse effect on the business of the JVC. Notwithstanding, NEG shall undertake commercially reasonable best efforts to support the JVC under this Agreement so that the JVC meets the reasonable demand requirement of LCD Glass of LPL which will be determined through good faith discussions between LPL and NEG.

Article 17. Consequences of Termination

17.1	Termination of this Agreement shall be without prejudice to the accrued rights and liabilities of the Parties at the date of termination, unless waived in writing by mutual agreement of the Parties.

17.2	If this Agreement is terminated by a Party (“Terminating Party”) in consequence of a material breach of this Agreement by the other Party (“Breaching Party”), and the Terminating Party is not itself in material breach of this Agreement at the time notice of termination is given, or if this Agreement is terminated by NEG pursuant to Article 16.1 (i), in this case NEG is a Terminating Party and LPL is a Breaching Party, then

(a)	the Terminating Party shall have the following rights (without prejudice to any right it may have to receive damages in consequence of the breach of this Agreement) and the Breaching Party shall have corresponding obligations:

(i)	the right to require the Breaching Party to sell all of its shares of the JVC to the Terminating Party or to any designees of the Terminating Party at 90% of the Fair Market Value thereof; provided that if the Terminating Party shall not be in a position to purchase the shares due to laws and government regulations, such Party shall have a right to designate a third party who may purchase the shares subject to the written consent of the Breaching Party, which consent shall not be unreasonably withheld;

(ii)	the right to require the Breaching Party to purchase all or any portion of the Terminating Party’s shares of the JVC at 110% of the Fair Market Value thereof; provided that if the Breaching Party shall not be in a position to purchase the shares due to laws and government regulations, such Party shall have a right to designate a third party who may purchase the shares subject to the written consent of the Terminating Party, which consent shall not be unreasonably withheld; or

(iii)	the right to require the Breaching Party to join with the Terminating Party to cause the JVC to go into liquidation.

(c)	a contract for the sale and purchase of shares shall be deemed to have been entered into upon the dispatch of written notice to the Breaching Party of the selection of the Terminating Party to exercise the option given above, and the sale of, and payment for, the shares shall be due within sixty (60) days of the completion of the appraisal of the shares.

17.3	In the event that this Agreement is terminated by either Party (“Terminating Party A”) pursuant to Article 16.1 (c) or (d), the Terminating Party A shall have the right to purchase the shares of the JVC held by the other Party or to sell the shares of the JVC held by the Terminating Party A to the other Party at 100% of the Fair Market Value at the time of the termination determined by the Independent Appraiser. In the event that this Agreement is terminated by either Party (“Terminating Party B”) pursuant to Article 16.1 (e), the Terminating Party B shall have the right to purchase the shares of the JVC held by the other Party at 100% of the Fair Market Value at the time of the termination determined by the Independent Appraiser. In the event that this Agreement is terminated by LPL pursuant to Article 16.1 (f), LPL shall have the right to sell the shares of the JVC held by LPL to NEG at 100% of the par value or the Fair Market Value at the time of the termination whichever is higher. In the event that this Agreement is terminated by NEG pursuant to Article 16.1 (g), NEG shall have the right to buy the shares of the JVC held by LPL at 100% of the par value or the Fair Market Value at the time of the termination, whichever is lower. A contract for the sale and purchase of shares shall be deemed to have been entered into upon the dispatch of written notice by LPL or NEG to the other party to exercise the Option given above, and the sale of, and payment for, the shares shall be due within sixty (60) after the determination of the Fair Market Value of the shares.

17.4	For the purpose of Articles 16, 17 and 18 hereof, the Party means NEG or LPL as the case may be.

Article 18. Dissolution

If the accumulated losses of the JVC exceed 50% of its paid-in capital, either Party may request the dissolution of the JVC, and the other Party shall fully cooperate with such dissolution procedure.

Article 19. Force Majeure

19.1	The failure or delay by either Party hereto to perform any obligation under this Agreement solely by reason of acts of God, acts of government, riots, wars, embargoes, strikes, lockouts, accidents in transportation, or other causes reasonably beyond its control (“Force Majeure”) shall not be deemed to be a breach of this Agreement; provided, however, that the Party so prevented from complying herewith shall not have procured such Force Majeure, shall have used reasonable diligence to avoid such Force Majeure and ameliorate its effects, and shall continue to take all actions within its power to comply as fully as possible with the terms of this Agreement.

19.2	Except where the nature of the event shall prevent it doing so, the Party suffering such Force Majeure shall notify the other Parties in writing within fourteen (14) days after the occurrence of such Force Majeure and shall in every instance, to the extent reasonable and lawful under the circumstances, use its best efforts to remove or remedy such cause with all reasonable dispatch.

Article 20. Confidentiality

20.1	Without the prior written consent of the other Party, during the term of this Agreement and thereafter no receiving Party shall, in any manner whatsoever, disclose or communicate to any third party any Information or use any Information for any purpose except for the purpose for which such Information was supplied or except as legally required by any governmental or judicial agency or it is required for outside legal and financial counsel advice. For the purposes of this Article, the term “Information” shall mean any and all financial, technical or business information (including, without limitation, information concerning business and business operations) generated by either Party hereto or a Subsidiary thereof or the JVC and acquired either directly or indirectly by the receiving Party or JVC, but shall exclude information which:

(a)	is or becomes publicly known through no wrongful act of the receiving Party;

(b)	is received without restrictions from a third party without breach of any obligation of non-disclosure;

(c)	is independently developed by the receiving Party as shown to the satisfaction of the supplying Party by written records; or

(d)	is contained in any published patent or published patent application or which becomes published or otherwise generally known to the trade through no wrongful act of the receiving Party, from and after the date it becomes published or generally known.

20.2	Receiving Party shall indemnify and hold the other harmless from any loss, liability, and expense suffered by the other Party as a result of any unauthorized disclosure, communication, or use of information by the receiving Party, its officers, directors, employees, or agents. The obligations contained in this Article 20 shall survive for four (4) years from the termination of this Agreement.

Article 21. Undertakings: Non-Competition and Operation of the JVC

21.1	Subject to NEG’s commercially reasonable best effort to support the JVC under this Agreement and the JVC’s meeting the reasonable demand requirement of LCD Glass of LPL provided that the demand requirement of LCD Glass of LPL will be determined through good faith discussions between LPL and NEG, LPL or any Affiliate of LPL shall not invest in, hold any shares of or engage in any business of the manufacture or “after-processing” of material glass sheets of LCD Glass in Korea during the term of this Agreement. In addition to LPL’s non-competition obligation aforesaid, if LPL acknowledges that any LG Related Company will have any intention or plan to invest in, hold any shares of or engage in any business of the manufacture or “after-processing” of material glass sheets of LCD Glass in Korea or any company investing in, holding any shares of or engaging in such business becomes a LG Related Company during the term of this Agreement, LPL shall inform NEG of such LG Related Company’s activities and shall have prior consultation with NEG.

21.2	It is agreed that the JVC shall export the Products manufactured or after-processed by the JVC only through NEG; provided that, the export the Products to LPL’s oversea subsidiary more than fifty percent (50%) of the voting shares of which is directly or indirectly owned by LPL shall be made through LPL (or any third party designated by LPL) or NEG.

21.3	It is further agreed that the JVC shall purchase the material glass sheets for the Products only from NEG; provided that, NEG shall make its best effort to stably supply material glass sheets of LCD Glass to the JVC at a fair price in accordance with the Material Glass Supply Agreement.

21.4	NEG shall cause the JVC to supply the Products to LPL on a first priority basis, ahead of other customers of the JVC and LPL shall give the JVC a prior right to supply LCD Glass to LPL; provided, that, the conditions of quality, cost and delivery are at least favorable in terms and conditions with other vendors or suppliers of LPL.

Article 22. Indemnification

22.1	LPL shall indemnify and hold harmless NEG and the JVC from and against, and shall reimburse NEG or the JVC for, any and all losses, deficiencies, diminution of value, expenses (including costs of investigation and defense and reasonable attorneys’ and accountants’ fees), or damages of any kind or nature whatsoever, whether or not involving a third-party claim (collectively, “Damages”), incurred thereby or caused thereto, directly or indirectly, in connection with:

(a)	any material breach of or inaccuracy in any material representation or warranty made by LPL in this Agreement or any other document delivered pursuant to this Agreement, other than those, if any, that have been waived in writing by NEG; or

(b)	any material breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation of LPL set forth in this Agreement, other than those, if any, that have been waived in writing by NEG.

22.2	NEG shall indemnify and hold harmless the LPL and the JVC from and against, and shall reimburse the LPL or the JVC for, any and all Damages, incurred thereby or caused thereto, directly or indirectly, in connection with:

(a)	any material breach of or inaccuracy in any material representation or warranty made by NEG in this Agreement or any other document delivered pursuant to this Agreement, other than those, if any, that have been waived in writing by the LPL; or

(b)	any material breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation of NEG set forth in this Agreement, other than those, if any, that have been waived in writing by the LPL.

Article 23. Others and General Provisions

23.1	Entire Agreement; Amendment.

This Agreement constitutes the entire agreement between the Parties and supersedes all agreements, representations, warranties, statements, and understandings, whether oral or written, with respect to the subject matter hereof. Neither Party hereto shall be bound by or charged with any oral or written agreements, representations, warranties, statements, promises or understandings not specifically set forth in this Agreement or the exhibits hereto.

23.2	No Agency.

Nothing contained herein shall be deemed to be construed to constitute either Party to be the agent or partner of the other Party, nor shall it constitute the JVC to be the agent or partner of either Party hereto.

23.3	Notices.

All notices under this Agreement shall be in writing and shall be deemed properly given hereunder if (i) delivered by personal service, (ii) delivered by courier service, (iii) e-mail or telecopied and confirmed immediately in writing by a copy mailed by registered or certified mail, postage prepaid, return receipt requested, to the Parties at the addresses hereinafter set forth and to the JVC at its principal place of business. The addresses for notices are as follows:

If to LPL, to:

LG. Philips LCD Co., Ltd.
642-3, Jinpyung-dong, Gumi-city
Kyungbuk, 730-726
Korea

Attention:	Mike (J. S.) Lee
Facsimile:	+82-54-478-5699
E-mail:	mikelee@lgphilips-lcd.com

If to NEG, to:

Nippon Electric Glass Co., Ltd.
1-14, Miyahara 4-chome, Yodogawa-ku
Osaka 532-0003
Japan

Attention:	Tamotsu Kitagawa
Facsimile:	+81-3-3456-3553
E-mail:	tkitagawa@neg.co.jp

If to the JVC, to:

Paju Electric Glass Co., Ltd.

_____________________

_____________________
Korea

Attention:	Masaaki Ando

Facsimile:	_____________________

E-mail:	_____________________

All such notices or other communications shall be deemed to have been given or received (i) upon receipt if personally delivered, (ii) on the tenth day following posting if by postage prepaid, registered or certified airmail and (iii) when sent if by e-mail or facsimile.

The above address and attention may be changed by written notice to the other Parties.

23.4	Severability.

Each Article, subsection (or paragraph), and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall be determined finally to be unlawful, all such provisions shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect, and in substitution for any provision held unlawful, there shall be substituted a provision of similar import reflecting the original intent of the Parties hereto to the extent permissible under law.

23.5	Assignability.

This Agreement and each and every covenant, terms and condition hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, devisees and successors, but neither this Agreement nor any rights hereunder shall be assignable directly or indirectly by any Party hereto without the prior written consent of the other Party.

23.6	Governing Law.

The validity, performance, construction and effect of this Agreement shall be governed by the substantive laws of Korea.

23.7	Dispute Resolution.

(a)	It is agreed that in the event of any dispute, claim or controversy arising out of or in connection with this Agreement, the parties shall seek to resolve the matter amicably through good faith discussions among the parties.

(b)	In the event that any dispute, claim or controversy arising out of or in connection with this Agreement cannot be amicably resolved within sixty (60) days after written notice of such dispute, claim or controversy by either Party to the other, such disputes shall be finally settled in the following manner:

(i)	if the respondent is LPL, under the rule of the Commercial Arbitration Rules of the Korean Commercial Arbitration Board in Seoul, Korea; and

(ii)	if the respondent is NEG, under the rule of the Commercial Arbitration Rules of the Japan Commercial Arbitration Association in Osaka, Japan.

(c)	Notwithstanding any other provision of this Agreement, any Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction, pending the final decision or award of the arbitrators.

23.8	Waiver.

No consent or waiver, express or implied, by a Party to or of any breach or default by the other Party in the performance by such other Party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Party of the same or any other obligations of such other Party hereunder. Failure on the part of a Party to complain of any act or failure to act on the part of the other Party or to declare such other Party in default, irrespective of how long such failure continues, shall not constitute a waiver by such Party of its rights hereunder unless such default is cured prior to the date upon which such default becomes an event of default. The giving of approval by a Party in any one instance shall not limit or waive the necessity to obtain such Party’s approval in any future instance.

23.9	Terminology and Construction.

All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender shall include all other genders; and the singular shall include the plural and vice versa. Titles of Articles, Sections and Subsections are for convenience only, and neither limit nor amplify the provisions of this Agreement. The use herein of the word “including,” when following any general statement, term of matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” or “but not limited to,” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

23.10	Further Assurances.

Each Party hereto agrees to do all acts and things, and to make, execute and deliver such written instruments, as shall from time to time be reasonably required to carry out the terms and provisions of this Agreement.

23.11	No Third-party Rights.

This Agreement shall not (directly, indirectly, contingently or otherwise) confer or be construed as conferring any rights or benefits on any Person that is not named a Party or a permitted transferee of a Party hereunder, nor shall this Agreement (directly, indirectly, contingently or otherwise) be deemed to create third party beneficiary rights.

23.12	Language.

This Agreement is written in the English language and executed in two (2) counterparts, each of which shall be deemed an original. The English language text of this Agreement shall prevail over any translation thereof.

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representatives of the Parties on the date first written above.

Nippon Electric Glass Co., Ltd.		LG.Philips LCD Co., Ltd.

By:	/s/ Yuzo Izutsu	By:	/s/ Bon Joon Koo
Name:	Yuzo Izutsu	Name:	Bon Joon Koo
Title:	President	Title:	Vice Chairman & CEO

Paju Electric Glass Co., Ltd.

By:	/s/ Masaaki Ando
Name:	Masaaki Ando
Title:	President

Exhibit B

Terms and Conditions of the Technical Assistance and License Agreement

(a)	Licenser: NEG

(b)	Licensee: JVC

(c)	Royalty: four percent (4%) of net sales price

(d)	Payment Schedule: Semi-annually in Japanese Yen

(e)	Subject Technology: Technologies relating to after-processing of material glass sheets for LCD Glass.

(f)	Duration: The Technical Assistance and License Agreement (the “TLA”) shall expire on the date of 10th anniversary of the first commercial shipment of LCD Glass manufactured by the JVC. The TLA shall be renewable. If this Agreement is terminated, NEG may terminate the TLA.

(g)	Manufacturing Right: JVC shall have a non-exclusive right to after-process material glass sheets for LCD Glass in Paju.

(h)	Sales Right: JVC shall have a non-exclusive right to sell LCD Glass manufactured by it all over the world, however export of such LCD Glass to any third party other than LPL’s oversea subsidiaries more than fifty percent (50%) of the voting shares of which is directly or indirectly owned by LPL shall be made only through NEG and export of such LCD Glass to such LPL’s oversea subsidiaries shall be made through LPL (or any third party designated by LPL) or NEG.

Schedule 1.1

None

Schedule 1.2

None

Schedule 1.3-I

None